

Mail Stop 3030

April 6, 2009

<u>Via Facsimile and U.S. Mail</u>

Lukas Braunschweiler
President, Chief Executive Officer and Director
Dionex Corporation
1228 Titan Way
Sunnyvale, California 94085

      Re: **Dionex Corporation**
               Form 10-K for the Fiscal Year Ended June 30, 2008
               Filed August 29, 2008
               File No. 000-11250

Dear Mr. Braunschweiler:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Mary Beth Breslin
                           Senior Attorney